April 9, 2020

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot

Re:	Acceleration Request of Exterran Corporation

Registration Statement on Form S-3 (File No. 333-236777)

Dear Mr. Morris and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Exterran Corporation and its wholly-owned subsidiaries, Exterran Energy Solutions, L.P. and EES Finance Corp. (the “Registrants”), hereby request that the effective date for the Registrants’ Registration Statement on Form S-3 (File No. 333-236777) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m. (EDT) on Tuesday, April 14, 2020, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Zach Cochran at (404) 572-2784.

* * * *

Very truly yours,

EXTERRAN CORPORATION

By:	/s/ Valerie L. Banner
Valerie L. Banner
Vice President, General Counsel and Corporate Secretary

cc:	Keith M. Townsend
Zachary L. Cochran
(King & Spalding LLP)